Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

January 27, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian Soares and Nicholas Panos

Re:	Atwood-Edminster Trust dtd 4-2-2000

CERo Therapeutics Holdings, Inc.

Schedule 13D Filed by the Atwood-Edminister Trust dtd 4-2-2000 et al.

Filed October 30, 2024

File No. 005-92943

Dear Messrs. Soares and Panos,

On behalf of the Atwood-Edminister Trust dtd 4-2-2000 et al. (the “Reporting Persons”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter issued by the staff of the SEC (the “Staff”), dated January 23, 2025 with respect to the Statement on Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on October 30, 2024 with respect to their beneficial ownership of shares of common stock, par value $0.0001 per share (“Common Stock”), of CERo Therapeutics Holdings, Inc. (the “Company”).

The Staff notes that “Based upon the September 25, 2024 event date, the Schedule 13D submitted on October 30, 2024 was not timely filed” and asks the Reporting Person to “please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.”

The Reporting Persons acknowledge that the Schedule 13D was not timely filed. In response to the Staff’s comment, the Reporting Persons respectfully advise the Staff of the information set forth below.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

January 27, 2025

As set forth in the Schedule 13D, the Reporting Persons consist of Brian G. Atwood, the former Chairman and Chief Executive Officer of the Company, his spouse, Lynne H. Edminister, and a trust for the benefit of such person, the Atwood-Edminister Trust dtd 4-2-2000 (the “Trust”). The beneficial ownership of the Reporting Persons exceeded 5% of the outstanding shares of Common Stock as the result of the conversion of shares of Series A preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) on September 25, 2025. Section 5(a)(i) of the Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock provides “The Company shall not effect the conversion of any of the Preferred Shares held by a Holder, and such Holder shall not have the right to convert any of the Preferred Shares held by such Holder pursuant to the terms and conditions of this Certificate of Designations and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, such Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion.” Nevertheless, the Trust submitted a conversion notice with respect to all of the shares of Series A Preferred Stock held thereby, which, as a result of an administrative error, was acknowledged and countersigned by the Company’s then-Chief Financial Officer and processed by the Company’s transfer agent in full without confirming whether the Maximum Percentage had been exceeded (such conversion in excessed of the Maximum Percentage, the “Excess Conversion”).

On September 17, 2024, the Company’s then-Chief Financial Officer informed the Board of his resignation, effective September 30, 2024. The Company disclosed such resignation in a Current Report on Form 8-K filed with the SEC on September 23, 2024. The Excess Conversion occurred in the midst of such management transition on September 25, 2024. Also on September 25, 2024, the Company entered into a Securities Purchase Agreement with certain accredited investors with respect to the issuance of its Series C Convertible Preferred Stock (the “Series C Financing”). The Reporting Persons did not invest in the Series C Financing. However, in connection with the Series C Financing, the Trust and other holders of Series A Preferred Stock converted their shares of Series A Preferred Stock in order to, among other things, reduce the overhang of the Company’s outstanding preferred stock on the Company’s capital structure.

Contemporaneous with the Series C Financing and the change in Chief Financial Officer, the Company also had other significant changes in the composition of its Board and management team, including Mr. Atwood’s resignation as Chairman and Chief Executive Officer, with respect to which notice was provided to the Company on September 22, 2024, disclosure was provided in a Current Report on Form 8-K on September 25, 2024 and such resignation was effective on September 30, 2024. Mr. Atwood remains a member of the Company’s Board.

In the midst of such contemporaneous events, including the Series C Financing and the changes in Board and management composition, the Excess Conversion was not detected at the time of such conversion and was only detected in connection with the Company’s preparation of a series of filings in mid/late October, including a proxy statement for a special meeting of stockholders and a resale registration statement with respect to the Series C Financing, containing updated beneficial ownership tables.

Thank you for your time and consideration.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

January 27, 2025

Please contact the undersigned at (212) 459-7203 or via email at jletalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Brian G. Atwood